As filed with the Securities and Exchange Commission on March 15, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Filing Persons (offeror and issuer))

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

(Names of Additional Filing Persons for Schedule 13E-3)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,157,809	$365.99***

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 2,526,247 shares of common stock, par value $0.01 per share, at the tender offer price of $1.25 per share.

** The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

*** Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 8, 2017 (together with any amendments and supplements thereto and the exhibits thereto or hereto, the “Schedule TO”) and is being filed by Security Land & Development Corporation, a Georgia corporation ("Security Land" or the "Company") pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company's offer to purchase up to 2,526,247 shares of its common stock, par value $0.10 per share, at a purchase price of $1.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2017, as amended by the Amended Offer to Purchase dated March 15, 2017 ("Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented by this Amendment No. 1 and as may be further amended and supplemented from time to time, together constitute the Offer. To the extent any Item of this Schedule incorporates by reference the “Offer to Purchase”, such reference is amended to refer to the Amended Offer to Purchase attached hereto as Exhibit 99(a)(7), which is incorporated herein by reference.

This Schedule TO is also being filed as a Schedule 13E-3 in accordance with Rule 13e-4(c)(2) under the Exchange Act. Since the tender offer disclosed on this statement may involve a going-private transaction, this Schedule is a combined Schedule TO and Schedule 13E-3.  This Amendment No. 1 with respect to the Schedule 13E-3 is being filed by the Company and is also being filed by the following individual members of the Flanagin Family, to add them as additional filers:

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

For purposes of this Schedule, the term “Filing Persons” refers to Security Land and each of these named members of the Flanagin Family, collectively. Each of the Filing Persons incorporate by reference the original Schedule TO filed on February 8, 2016 and agrees to be a Filing Person with respect to such Schedule, as amended hereby.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the subject company with respect to this Schedule TO. With respect to Schedule 13E-3, each of the following members of the Flanagin Family is also a Filing Person:

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

The information set forth under Item 2(a) above, Item 13 for Schedule 13E-3 Item 3 below, and in the Offer to Purchase under Section 12 ("Interest of Directors, Executive Officers and Principal Stockholders ") and Section 14 ("Certain Information Concerning Security Land"), including Appendix A thereto, is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)**	Form of Offer to Purchase, dated February 7, 2017.

(a)(2)**	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated February 7, 2017.

(a)(3)**	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(4)**	Form of Notice of Guaranteed Delivery.
(a)(5)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2017
(a)(6)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(7)*	Form of Amended Offer to Purchase dated March 15, 2017.
(a)(8)*	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated March 15, 2017.
(a)(9)*	Press Release Announcing Extension of Offer dated March 15, 2017

(b)**	Business Loan Agreement dated November 29, 2016 between the Company and State Bank and Trust.

(d)	Not applicable.
(g)	Not applicable.

(h)	Not applicable.

 *  Filed herewith

**  Previously filed.

Item 13.  Information Required by Schedule 13E-3.

Schedule 13E-3. Item 2. Subject Company Information.

 (f) Prior Stock Purchases

Neither the Company nor any other Filing Person has purchased any shares of the Company’s common stock in the last two fiscal years, except that Harriette Flanagin purchased a total of 8,892 shares at $0.26 per share in separate transactions on February 24, 2016 and March 1, 2016.

Schedule 13E-3. Item 4. Terms of the Transaction.

 (e) Provisions for Unaffiliated Security Holders

This section of the Schedule is supplemented to state that “No Filing Person has made any provision to grant unaffiliated stockholders access to the Company’s corporate files or to obtain counsel or appraisal services at a Filing Person’s expense.”

Schedule 13E-3. Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal

This section of the Schedule is supplemented to state that “No Filing Person has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the offer, including, but not limited to: Any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates.”

Schedule 13E-3. Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction

This section of the Schedule is amended to add the following:

Subsequent to February 7, 2017, two directors informed the Company that they or their affiliates had reconsidered their earlier determination not to tender shares in the Offer, and now intend to tender an aggregate of 161,500 shares into the Offer.

The Filing Persons who are members of the Flanagin Family collectively own 2,344,295 shares, or about 44.7% of the Company’s stock, prior to the Offer.  Each such Filing Person has declared his or her intent NOT to tender any shares, except that Robert Flanagin now intends to tender 75,000 of his shares.

John C. Bell, Jr. beneficially owns 372,565 shares, approximately 7.1%, of the Company’s common stock, including 45,000 shares owned by Mr. Bell as Trustee of the John C. Bell, Jr. Profit Sharing Plan and 41,500 shares owned by his wife.  Subsequent to February 7, 2017, Mr. Bell and his wife reconsidered their earlier intention and have decided to tender the 86,500 shares owned by the Profit Sharing Plan and Mr. Bell’s wife. Mr. Bell has expressed his intention not to tender the 286,065 shares of common stock owned directly by him, representing approximately 5.5% of the Company’s outstanding stock.

 (e) Recommendations of Others

This section of the Schedule is supplemented to state that “To the extent known by the Filing Persons after reasonable inquiry, no executive officer or director of the Company, nor any Filing Person, has made a recommendation either in support of or opposed to the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2017

Security Land & Development Corporation
By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer